SPYR
INSPYRATION CLICKS

February 9, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: SPYR, Inc. (the "Company")
Registration Statement on Form S-1 filed February 3, 2021
File No. 333-252683

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at Thursday, February 11, 2021, at 9:00 AM Eastern Standard Time, or as soon thereafter as is practicable.

Very truly yours,

/s/ James R. Thompson
Chief Executive Officer
SPYR, Inc.